Par II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(   )          (a)  The reasons described in reasonable detail in Part III of this form could
               not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filled on or before the fifth calendar day following the prescribed due date; and

(   )          (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c)
               has been attached if applicable.



Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filled within the prescribed time period.


The company awaiting the completion of the company's year end audit by its accountants
Cordovano and Harvey P.C. It is anticipated that the 10-KSB or portion thereof will be filed no later then the fifteenth calendar day following March 31, 1999



Part IV - Other information

(4) Name and telephone number of person to contact in regard to this notifications:

     Randall A. Baker                               (760)-398-9700
     Name                                      (Area code) (telephone number)

(5) Have all other periodic reports required under Section13 or 15(d) of the Securities and
     Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   (X)   YES                        (   )   NO

(6) Is it anticipated that any signifigant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   (   )   YES                       (X)   NO



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be +
     made.

Imatel Holdings, Inc.

                                                    (Name of registrant as
specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   March 31, 1999                               By:/s/ Dempsey K. Mork


          ________________________                      _____________________




 Part IV (3) Explanation

                                  Statement of Independent Auditors

We are unable to furnish the required Independent auditor's report on the financial statements of Imatel holding, inc. as of and for the year ended December 31, 1998, due to the fact that our audit procedures have not been completed.

Cordovano and Harvey, P.C.
Denver, Colorado

March 30 1999


The company's loss from operations for the year ended December 31, 1998 will be approximately $1,500,000 subject to final auditors adjustments, as compared tto $3,500,000 for the corresponding period in 1997.